UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

GATEWAY, INC.
(Name of Subject Company (Issuer))

ACER INC. (Parent of Offeror)
GALAXY ACQUISITION CORP. (Offeror)
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Including the associated preferred share purchase rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$709,918,814	$21,795

* Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Gateway, Inc. for the expected consideration in the tender offer of $1.90 per share and 373,641,481 shares of outstanding common stock (including restricted shares) as of August 23, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $21,795

Form or Registration No.:      Schedule TO-T

Filing Party:     Acer Inc. and Galaxy Acquisition Corp.

Date Filed:      September 4, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 4, 2007 by Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (the “Parent”), as previously amended (the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights, issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway, Inc., a Delaware corporation (the “Company”) and UMB Bank, N.A. (collectively the “Shares” and each share thereof a “Share”), of the Company, at a purchase price of $1.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated September 4, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). All capitalized terms used in the Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported to the Schedule TO.
     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
ITEM 11. ADDITIONAL INFORMATION
     Item 11(a)(5) “Certain Litigation” of the Schedule TO is hereby amended and supplemented by adding the following paragraph between the current fourth and fifth paragraph of the Item 11(a)(5):
     On September 10, 2007, an additional purported stockholder class action lawsuit related to the Offer and the Merger was filed in the Court of Chancery of the State of Delaware, Gurt v. Clarke, et al. (Case No. CA3219-VCN). The lawsuit named the Company and each of the Company’s directors as defendants. The lawsuit also named as defendants the Parent and the Purchaser. The lawsuit alleges, among other things, that the Company’s directors breached their fiduciary duties to stockholders by approving the Merger Agreement and the transactions contemplated thereby, including but not limited to the Offer, and claims that these transactions are both unfair and coercive to the public stockholders in a sale of the Company. The lawsuit also alleges that the Company’s directors breached their fiduciary duties by failing to include certain information in the Schedule 14D-9, which purportedly denies the stockholders a fully informed voluntary choice whether to approve the Merger Agreement or seek appraisal. In addition, the lawsuit alleges that the Parent and the Purchaser aided and abetted such alleged breach of fiduciary duty by the Company’s directors.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACER INC.
Dated: September 11, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	Chairman and Chief Executive Officer

GALAXY ACQUISITION CORP.
Dated: September 11, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	President